Exhibit 99.1

Materialise Reports Fourth Quarter 2015 Results

Leuven, Belgium – March 2, 2016 - Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the fourth quarter ended December 31, 2015.

Highlights – Fourth Quarter 2015

•	Total revenue increased 18.8% from the fourth quarter of 2014 to 28,032 kEUR.

•	Total deferred revenue from annual software sales and maintenance contracts increased 3,615 kEUR from 9,521 kEUR for the fourth quarter of 2014 to 13,136 kEUR for the fourth quarter of 2015.

•	Adjusted EBITDA was 2,979 kEUR for a 10.6% margin.

•	Net profit was 2,145 kEUR, or 0.05 EUR per diluted share.

Executive Chairman Peter Leys commented, “We executed well on our strategy throughout 2015 and turned in an especially strong fourth quarter, reflecting Materialise’s increasing prominence as the software and services backbone of the 3D printing ecosystem. During the fourth quarter, all three of our business segments achieved revenue gains as well as positive EBITDA. We launched Magics20 and further expanded our build processor framework; we continued the transition to annual licenses for our medical software, began integrating new partners on our open orthopedic guide platform and expanded our complex surgery portfolio; and we increased our involvement in high-profile end manufacturing projects.

“We are pursuing a number of exciting initiatives for 2016, all designed to strengthen Materialise’s position as the leading enabler of 3D printing applications. Additive manufacturing is being adopted by new and substantial players, and we are proud to be at the forefront of this growing industry.”

Fourth Quarter 2015 Results

Total revenue for the fourth quarter of 2015 increased by 18.8% to 28,032 kEUR compared to 23,591 kEUR for the fourth quarter of 2014, driven by strong gains in our Materialise Software and Materialise Manufacturing segments. Adjusted EBITDA more than tripled from 927 kEUR to 2,979 kEUR, as a result of the combination of continued strong revenue growth and a moderate increase in operational expenses. On a global basis, research and development (“R&D”) expenses and sales and marketing (“S&M”) expenses remained stable versus the fourth quarter of 2014. General and administrative (“G&A”) expenses increased by 592 kEUR, or 18.6%. As a percentage of revenue, R&D expenses represented 16.9% compared to 19.8% in the 2014 quarter; S&M expenses represented 33.3% compared to 39.5% in the 2014 quarter; and G&A expenses represented 13.4% in both the 2015 and 2014 quarters. The Adjusted EBITDA margin in the fourth quarter was 10.6% compared to 3.9% in the fourth quarter of last year.

Revenues from our Materialise Software segment (formerly named our 3D Printing Software segment), which offers a proprietary software backbone that enables and enhances the functionality of 3D printers and 3D printing operations worldwide, increased by 34.6% to 7,301 kEUR for the fourth quarter of 2015 from 5,424 kEUR for the same quarter last year. Growth was fueled by a significant increase in new license sales across all regions and continued strong growth in revenue generated with original equipment manufacturers (“OEMs”). Segment EBITDA increased to 2,706 kEUR from 1,665 kEUR while the segment EBITDA margin rose to 37.1% from 30.7% in the prior-year period.

Revenues from our Materialise Medical segment (formerly named our Medical segment), which offers a unique platform consisting of medical planning and design software, clinical engineering services and patient specific devices, increased by 8.6% to 9,570 kEUR for the fourth quarter of 2015 compared to 8,813 kEUR for the same period in 2014. Medical software sales (consisting of revenue and deferred revenue, or “sales”) grew by 17.1% from 2,981 kEUR to 3,491 kEUR, driven by new annual license sales, which increased by 130.5% compared to the fourth quarter of last year. Direct sales of our complex surgery solutions increased by 10.6% from the prior-year period. Sales from our collaborated medical device business increased 14.4%, as a result of a more diversified mix of partnerships. Segment EBITDA increased to 747 kEUR from 501 kEUR and the segment EBITDA margin increased to 7.8% from 5.7% in the fourth quarter of 2014.

Revenues from our Materialise Manufacturing segment (formerly named our Industrial Production segment), which offers an integrated suite of 3D printing and engineering services to industrial and commercial customers, increased 16.7% to 11,161 kEUR for the fourth quarter of 2015 from 9,563 kEUR for the fourth quarter of 2014. Growth in the quarter was driven primarily by higher sales of end parts which rose 38.9% in the fourth quarter of 2015 from the same period in the prior year. Segment EBITDA rose to 1,033 kEUR from (38) kEUR while the segment EBITDA margin increased to 9.3% from (0.4)% for the same quarter of the prior year. Excluding the company’s growth businesses, i.materialise and RapidFit, the segment EBITDA margin for the fourth quarter was 14.3% as compared to 12.4% for the same quarter of the prior year.

Gross profit was 16,576 kEUR, or 59.1% of revenue, for the fourth quarter of 2015 compared to 14,048 kEUR, or 59.5% of revenue, for the fourth quarter of 2014.

R&D expenses remained relatively stable at 4,742 kEUR, compared to 4,679 kEUR for the fourth quarter of 2014, reflecting continued investment with a number of active projects in various stages of development, across all segments. All of the company’s R&D spending was expensed.

S&M expense also remained relatively stable at 9,340 kEUR, compared to 9,325 kEUR for the fourth quarter of 2014. This reflects the continued business development efforts in all segments since the company’s initial public offering (“IPO”).

G&A expenses increased 592 kEUR to 3,767 kEUR. This reflected increases in external services fees and in the number of new employees. The amount was generally consistent with the amounts in the first three quarters of 2015.

Net other operating income remained relatively stable at 2,205 kEUR, compared to 2,230 kEUR for the fourth quarter of 2014. Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development grants, partial funding of R&D projects and foreign exchange results on purchase and sales transactions.

Net financial result was 356 kEUR as compared to 368 kEUR for the prior-year period, reflecting stable exchange rates on the portion of the company’s IPO proceeds held in U.S. dollars versus the euro.

Net profit for the fourth quarter of 2015 was 2,145 kEUR, compared to net loss of (546) kEUR for the same period in the prior year. Total comprehensive income for the fourth quarter of 2015, which reflects exchange differences on translation of foreign operations, was 2,010 kEUR compared to total comprehensive loss of (657) kEUR for the same period in the prior year.

At December 31, 2015, the company had cash and equivalents (including held-to-maturity investments) of 50,726 kEUR compared to 61,019 kEUR at December 31, 2014. Cash flow from operating activities in the fourth quarter of 2015 was 2,038 kEUR.

Net shareholders’ equity at December 31, 2015 was 82,955 kEUR, a decrease of 2,212 kEUR since December 31, 2014.

Full Year 2015 Results

Total revenues for the year ended December 31, 2015 increased by 25.4% to 102,035 kEUR compared to 81,355 kEUR for the year ended December 31, 2014, driven by strong performance in the Materialise Software and Materialise Manufacturing segments. Excluding revenue from OrthoView, which we acquired in October 2014, total revenue increased 20.9%. Adjusted EBITDA for the year ended December 31, 2015 was 3,687 kEUR as compared to 5,752 kEUR for the year ended December 31, 2014. The Adjusted EBITDA margin decreased to 3.6% for the year ended December 31, 2015 from 7.1% for the year ended December 31, 2014. This decrease was primarily the result of a 20.5% increase in R&D expenses, a 29.2% increase in G&A expenses, and a 33.7% increase in S&M expenses.

Revenues from our Materialise Software segment increased by 42.6% to 25,798 kEUR for the year ended December 31, 2015 compared to 18,095 kEUR for the year ended December 31, 2014. This growth was primarily fueled by a 44.1% increase in new license sales and a 73.4% increase of OEM-driven sales. The EBITDA margin decreased to 35.2% in 2015 from 36.4% in 2014 as a result of the 47.2% increase in S&M and R&D expenses.

Revenues from our Materialise Medical segment grew by 16.1% for the year ended December 31, 2015 to 34,856 kEUR from 30,034 kEUR for the year ended December 31, 2014. Excluding OrthoView, growth was 6.3%. Total growth reflects strong growth in medical software of 46.0% (excluding OrthoView, medical software growth was 10.8%) and from direct sales of 15.7%, with partnered sales realizing a year-over-year growth of 1.5%. The EBITDA margin decreased to 1.2% from 9.7% primarily as a result of the 22.2% increase in S&M and R&D expenses.

Revenues from our Materialise Manufacturing segment increased by 24.6% to 41,381 kEUR for the year ended December 31, 2015 from 33,222 kEUR for the year ended December 31, 2014. Revenue from end parts increased by 41.9%, while our growth businesses (RapidFit and i.materialise) increased by 43.7%. EBITDA margin increased from 3.4% in 2014 to 4.0% in 2015. Excluding the growth businesses, the EBITDA margin for the full year 2015 was 12.5% as compared to 14.5% for 2014.

Net profit decreased from 1,872 kEUR for 2014 to a net loss of (2,860) kEUR for 2015 primarily due to increased expenses during 2015.

2016 Guidance

Mr. Leys concluded, “The field of 3D printing is continuing to evolve and expand, and we believe we are poised to realize a return on the many investments we made in 2015, including the substantial expansion of our sales and marketing resources. Our strategic priorities for 2016 are to sustain our leadership position in software through continued innovation, to drive the next stage of growth in our medical division, and to continue increasing our manufacturing of end parts. To accomplish these goals, we intend to continue to invest in select R&D programs, including the X-ray knee guide and 3D tracheal splints programs.

“For fiscal 2016, we expect to report consolidated revenue between 115,000 - 120,000 kEUR and Adjusted EBITDA between 7,000 - 9,000 kEUR. As our Materialise Software and Materialise Manufacturing segments account for an increasing proportion of our business, we expect our financial results to reflect the seasonality of these businesses, which are less robust in the first quarter, particularly strong in the second and even stronger in the fourth quarter. We also expect the amount of deferred revenue that Materialise generates from annual licenses and maintenance to increase by an amount between 3,000 - 4,000 kEUR.”

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and non-recurring IPO related expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.0887, the 12:00 noon ET buying rate of the Federal Reserve Bank of New York for the euro on December 31, 2015.

Webcast and Conference Call

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the fourth quarter of 2015 today, March 2, 2016, at 8:30 a.m. ET/14:30 CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #36331440. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com.

A replay of the conference call will be available via telephone beginning approximately one hour after the call ends through Thursday, March 3, 2016. U.S. participants can access the replay by dialing 855-859-2056 and international participants can dial 404-537-3406. The access code for the replay is #36331440. A webcast of the conference call and slide presentation will be archived on the company’s website for one year.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which Materialise seeks to form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2016 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, investments in R&D and S&M initiatives, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2015. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Investor Contacts:

Harriet Fried/Jody Burfening

LHA

212-838-3777

hfried@lhai.com

Consolidated income statements (unaudited)

	For the quarter ended December 31			For the year ended December 31
	2015	2015	2014	2015	2014
(In thousands, except EPS)	U.S. $	euros	euros	euros	euros
Revenue	30,518	28,032	23,591	102,035	81,355
Cost of sales	(12,472)	(11,456)	(9,543)	(42,963)	(32,396)

Gross profit	18,046	16,576	14,048	59,072	48,959
Research and development expenses	(5,163)	(4,742)	(4,679)	(18,186)	(15,093)
Sales and marketing expenses	(10,168)	(9,340)	(9,325)	(36,832)	(27,543)
General and administrative expenses	(4,101)	(3,767)	(3,175)	(15,045)	(11,645)
Net other operating income (expense)	2,400	2,205	2,230	7,102	5,652

Operating (loss) profit	1,014	932	(901)	(3,889)	330
Financial expenses	(394)	(362)	(329)	(2,470)	(1,150)
Financial income	782	718	697	3,511	3,160
Share in loss of a joint venture	(167)	(153)	(53)	(401)	(81)

Profit (loss) before taxes	1,235	1,135	(586)	(3,249)	2,259
Income taxes (benefit)	1,100	1,010	40	389	(387)

Net profit (loss)	2,335	2,145	(546)	(2,860)	1,872
Net profit (loss) attributable to:
The owners of the parent	2,335	2,145	(485)	(2,807)	2,061
Non-controlling interest	—	—	(61)	(53)	(189)
EPS attributable to the owners of the parent
Basic	0.05	0.05	(0.01)	(0.06)	0.05
Diluted	0.05	0.05	(0.01)	(0.06)	0.05
Weighted average basic shares outstanding	47,271	47,271	47,110	47,224	43,118
Weighted average fully diluted shares outstanding	47,779	47,779	47,110	47,224	43,288

Consolidated statements of comprehensive income (Unaudited)

	For the quarter ended December 31			For the year ended December 31
(In thousands)	2015	2015	2014	2015	2014
	U.S. $	euros	euros	euros	euros
Net profit (loss) for the year	2,335	2,145	(546)	(2,860)	1,872
Other comprehensive income
Exchange differences on translation of foreign operations	(147)	(135)	(111)	624	126
Other comprehensive income (loss), net of taxes	(147)	(135)	(111)	624	126
Total comprehensive income (loss) for the period, net of taxes	2,188	2,010	(657)	(2,236)	1,998
Total comprehensive income (loss) attributable to:
The owners of the parent	2,188	2,010	(596)	(2,183)	2,187
Non-controlling interest	—	—	(61)	(53)	(189)

Consolidated statements of financial position (Unaudited)

(in thousands of euros)
	December 31,
	2015	2014
Assets
Current assets
Inventory	5,387	3,660
Trade receivables	22,843	18,370
Other current assets	4,993	3,540
Held to maturity investments	—	10,000
Cash and cash equivalent	50,726	51,019

Total current assets	83,949	86,589
Non-current assets
Goodwill	9,664	7,714
Intangible assets	9,657	7,727
Property, plant & equipment	38,400	30,212
Investments in joint ventures	1,018	419
Deferred tax assets	1,092	232
Other financial assets	356	328
Total non-current assets	60,187	46,632

Total assets	144,136	133,221
Equity and liabilities
Current liabilities
Loans & borrowings	4,482	5,499
Trade Payables	9,712	7,205
Tax Payables	255	128
Deferred income	16,509	11,652
Other current liabilities	9,212	8,657

Total current liabilities	40,170	33,141
Non-current liabilities
Loans & borrowings	16,607	11,848
Deferred tax liabilities	2,068	1,329
Deferred income	92	767
Other non-current liabilities	2,244	969

Total non-current liabilities	21,011	14,913
Net equity
Share capital	2,729	2,788
Share premium	78,098	76,650
Consolidated reserves	1,407	5,764
Other comprehensive income (loss)	721	97
Equity attributable to the owners of the parent	82,955	85,299

Non-controlling interest	—	(132)

Total equity	82,955	85,167
Total equity and liabilities	144,136	133,221

Consolidated cash flow statements (Unaudited)

(in thousands of euros)	For the year ended
	2015	2014
Operating activities
Net profit (loss) for the year	(2,860)	1,872
Non-cash and operating adjustments
Depreciation of property, plant & equipment	5,122	3,498
Amortization of intangible assets	1,585	1,067
Impairment of goodwill	104
Share-based payment expense	769	675
Loss on disposal of property, plant & equipment	(62)	23
Government grants	—	(8)
Movement in provisions and allowance for bad debt	138	361
Financial income	(413)	(260)
Financial expense	901	1,031
Impact of foreign currencies	(1,530)	(2,781)
Share of loss in a joint venture	401	81
Deferred tax expense (income)	(761)	73
Income taxes	373	314
Other	—	23
Working capital adjustments
Increase in trade receivables and other receivables	(6,645)	(5,749)
Decrease (increase) in inventories	(1,671)	(311)
Increase in trade payables and other payables	8,462	5,177
Income taxes paid	(246)	(247)

Net cash flow from operating activities	3,667	4,839
Investing activities
Purchase of property, plant & equipment	(8,907)	(9,581)
Purchase of intangible assets	(1,641)	(923)
Proceeds from the sale of property, plant & equipment, net	338	103
Acquisition of subsidiaries	(2,933)	(10,364)
Investments in joint-ventures	(1,000)	(500)
Investments in held to maturity investments	10,000	(10,000)
Interest received	35	20
Net cash flow used in investing activities	(4,108)	(31,245)
Financing activities
Proceeds from loans & borrowings and convertible debt	5,672	3,299
Repayment of loans & borrowings	(4,711)	(3,914)
Repayment of finance leases	(1,546)	(1,403)
Proceeds from the exercise of warrants	95	73
Capital increase in subsidiary by non-controlling interest	—	781
Purchase of non-controlling interest	(1,377)	—
Contribution unpaid capital non-controlling interest	—	35
Capital increase in parent company	580	70,484
Directly attributable expenses from capital increase	—	(6,279)
Interest paid	(589)	(606)
Other financial income (expense)	88	(413)

Net cash flow from (used in) financing activities	(1,788)	62,057
Net increase of cash and cash equivalents	(2,229)	35,651
Cash and cash equivalents at beginning of year	51,019	12,598
Exchange rate differences on cash & cash equivalents	1,936	2,770

Cash & cash equivalents at end of year	50,726	51,019

SEGMENT P&L (Unaudited)

(In thousands of euros, except percentages)	Materialise Software	Materialise Medical	Materialise Manufacturing	Total Segments	Adjustments & Eliminations	Consolidated
For the quarter ended December 31, 2015
Revenues	7,301	9,570	11,161	28,032	—	28.032
Segment EBITDA	2,706	747	1,033	4,486	(1,621)	2,865
Segment EBITDA%	37.1%	7.8%	9.3%	16.0%		10.2%
For the quarter ended December 31, 2014
Revenues	5,424	8,813	9,563	23,799	(209)	23,591
Segment EBITDA	1,665	501	(38)	2,127	(1,468)	659
Segment EBITDA%	30.7%	5.7%	(0.4)%	8.9%		2.8%

(In thousands of euros, except percentages)	Materialise Software	Materialise Medical	Materialise Manufacturing	Total Segments	Adjustments & Eliminations	Consolidated
For the year ended December 31, 2015
Revenues	25,798	34,856	41,381	102,035	—	102,035
Segment EBITDA	9,093	422	1,645	11,160	(8,239)	2,921
Segment EBITDA%	35.2%	1.2%	4.0%	10.9%		2.9%
For the year ended December 31, 2014
Revenues	18,095	30,034	33,222	81,351	4	81,355
Segment EBITDA	6,586	2,917	1,144	10,647	(5,752)	4,895
Segment EBITDA%	36.4%	9.7%	3.4%	13.1%		6.0%

Reconciliation of Net Profit/(Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the quarter ended December 31		For the year ended December 31
(in thousands of euros)	2015	2014	2015	2014
Net (loss)/profit	2,145	(546)	(2,860)	1,872
Income taxes	(1,010)	(40)	(389)	387
Financial expenses	362	329	2,470	1,150
Financial income	(718)	(698)	(3,511)	(3,160)
Share in loss of a joint venture	153	81	401	81
Depreciation & amortization	1,933	1,533	6,810	4,565
EBITDA	2,865	659	2,921	4,895
Non-recurring IPO Expenses(1)	0	0	0	182
Non-cash stock-based compensation expenses(2)	114	268	766	675
Adjusted EBITDA	2,979	927	3,687	5,752

(1)	Non-recurring IPO expenses represent fees and costs incurred in connection with the company’s initial public offering.
(2)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.